Filed by TradeStation Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quantum FinTech Acquisition Corporation

Commission File No.: 001-40009

TradeStation Reports Brokerage Metrics for April 2022

PLANTATION, FL, May 9, 2022 – TradeStation Group, Inc. (“TradeStation”), the parent company of award-winning self-clearing online brokerages for trading stocks, ETFs, equity and index options, futures, futures options and cryptocurrencies, today reported certain monthly business metrics for April 2022:

•	240,417 Total Customer Accounts at April 30, 2022

•	19,805 Gross New Accounts opened

•	$10.8 billion Total Customer Assets, 0.7% lower than prior year

•	$2.8 billion of Total Customer Cash, 4.1% lower than prior year

•	226,760 Daily Average Revenue Trades (DARTs), 4.1% higher than prior year

Comparisons to the prior year mean a comparison of the month or month-end, as applicable, of April 2022 to the month or month-end, as applicable, of April 2021.

Total Customer Accounts is the number of customer brokerage accounts with a positive account balance at the end of the period presented.

Gross New Accounts is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented.

Total Customer Assets is total cash and assets held in customer brokerage accounts at the end of the period presented.

Total Customer Cash is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

Daily Average Revenue Trades (DARTs) means daily average revenue trades made by customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of “Trading Days” in the period presented. A “Trading Day” means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.

Included in both Total Customer Accounts and Gross New Accounts are customer cryptocurrency accounts opened and funded through a marketing promotion that began December 20, 2021 in which TradeStation makes the initial account funding for the customer (BTC equal to $10.00). Cryptocurrency accounts opened under this promotion represented 12,101 of the 13,057 total gross new cryptocurrency accounts added in the month of April 2022. This cryptocurrency account promotion ended April 30, 2022. Of TradeStation’s 240,417 Total Customer Accounts at April 30, 2022, 54,943 were cryptocurrency accounts opened under the promotion which had no customer account activity from the date of account opening through April 30, 2022.

More information, including historical results for each of the above metrics, are attached.

About TradeStation Group, Inc.

TradeStation has, for decades, provided innovative fintech decision-support analysis and order-placement tools that support self-directed traders and investors in their journeys to claim their financial edge. TradeStation provides award-winning trading and analysis platforms and self-clearing online brokerage services for stocks, ETFs, equity and index options, commodity and financial futures, futures options, and cryptocurrencies. These trading platforms are accessible on desktop, Web and mobile, as well as via API technologies which seamlessly provide access to TradeStation’s brokerage environment through third-party platforms. TradeStation’s offerings also include deep and growing learning content designed to build confidence among those new to investing and hone the skills of seasoned traders.

TradeStation Securities, Inc. (Member NYSE, FINRA, SIPC, NSCC, DTC, OCC, NFA & CME) offers self-clearing equities, options, futures and futures options brokerage services as a licensed securities broker-dealer and futures commission merchant (FCM) and is a member of major equities and futures exchanges in the United States.

TradeStation Crypto, Inc. offers self-clearing cryptocurrency brokerage services under federal and state money services business, money-transmitter and similar registrations and licenses. TradeStation Crypto, Inc. is not subject to NFA’s regulatory oversight and examinations.

TRADESTATION SECURITIES, INC. IS A MEMBER OF NFA AND IS SUBJECT TO NFA’S REGULATORY OVERSIGHT AND EXAMINATIONS. HOWEVER, YOU SHOULD BE AWARE THAT THE NFA DOES NOT HAVE REGULATORY OVERSIGHT AUTHORITY OVER UNDERLYING OR SPOT VIRTUAL CURRENCY PRODUCTS OR TRANSACTIONS OR VIRTUAL CURRENCY EXCHANGES, CUSTODIANS OR MARKETS.

Proposed Business Combination

As previously announced, TradeStation and Quantum FinTech Acquisition Corporation (“Quantum”) have entered into agreements to effect a business combination (the “Business Combination”). This document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TradeStation, Quantum, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this document.

In connection with the proposed Business Combination between TradeStation and Quantum, TradeStation has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement / prospectus relating to the offer of the securities to be issued by TradeStation. Investors, security holders and other interested persons are advised to read the Registration Statement and proxy statement / prospectus and any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they will contain important information about TradeStation, Quantum and the proposed Business Combination. The definitive proxy statement / prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the proposed Business Combination. Investors, security holders and other interested persons are able to obtain copies of the Registration Statement and other documents containing important information about the Business Combination and the parties to the Business Combination as such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com.

Quantum and TradeStation, their respective directors and executive officers and certain investors may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Quantum and their ownership is set forth in Quantum’s filings with the SEC, including its final prospectus relating to its initial public offering in February 2021 and the Registration Statement filed by TradeStation, which are available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum shareholders in connection with the proposed Business Combination, including TradeStation’s directors and executive officers and certain investors, are contained in the Registration Statement for the Business Combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, regarding the Business Combination. The forward-looking statements contained in this communication related to the Business Combination are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation, the Business Combination, or other parties to the Business Combination, will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, risks and uncertainties, including those under the heading “Risk Factors” in publicly-available SEC filings made by TradeStation. Should one or more of these risks or uncertainties materialize, actual results may vary in material respects from those projected in these forward-looking statements about the Business Combination, including whether or not the consummation of the Business Combination will occur as planned or otherwise currently anticipated. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Contacts

Investors:

ir@tradestation.com

Media:

Madison Roberts

281-684-9857

madison.roberts@fleishman.com

Certain Business Metrics

Fiscal Year-Ended March 31, 2023 Business Metrics1

1 TradeStation’s fiscal year is from April 1 through March 31.

2 A “Trading Day” means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day.

3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented. Of TradeStation’s 240,417 Total Customer Accounts at April 30, 2022, 54,943 were cryptocurrency accounts opened under the promotion described below in “Gross New Accounts” which had no customer account activity from the date of account opening through April 30, 2022.

4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented. Included in Gross New Accounts are customer cryptocurrency accounts opened and funded through a marketing promotion that began December 20, 2021 in which TradeStation makes the initial account funding for the customer (BTC equal to $10.00). Cryptocurrency accounts opened under this promotion represented 12,101 of the 13,057 total gross new cryptocurrency accounts added in the month of April 2022, and 55,670 of the 60,026 total gross new cryptocurrency accounts added during the period commencing December 20, 2021 and ending April 30, 2022. This cryptocurrency account promotion ended April 30, 2022.

5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented.

6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.

Certain Business Metrics

Fiscal Year-Ended March 31, 2022 Business Metrics1

1 TradeStation’s fiscal year is from April 1 through March 31.

2 A “Trading Day” means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day.

3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented. Of TradeStation’s 225,506 Total Customer Accounts at March 31, 2022, 42,916 were cryptocurrency accounts opened under the promotion described below in “Gross New Accounts” which had no customer account activity from the date of account opening through March 31, 2022.

4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented. Included in Gross New Accounts are customer cryptocurrency accounts opened and funded through a marketing promotion that began December 20, 2021 in which TradeStation makes the initial account funding for the customer (BTC equal to $10.00). Cryptocurrency accounts opened under this promotion represented 12,628 of the 13,919 total gross new cryptocurrency accounts added in the month of March 2022, and 43,569 of the 46,969 total gross new cryptocurrency accounts added during the period commencing December 20, 2021 and ending March 31, 2022. This cryptocurrency account promotion ended April 30, 2022.

5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented.

6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.

Certain Business Metrics

Fiscal Year-Ended March 31, 2021 Business Metrics1

1 TradeStation’s fiscal year is from April 1 through March 31.

2 A “Trading Day” means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day.

3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented.

4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented.

5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented.

6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.

Certain Business Metrics

Fiscal Year-Ended March 31, 2020 Business Metrics1

1 TradeStation’s fiscal year is from April 1 through March 31.

2 A “Trading Day” means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day.

3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented.

4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented.

5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented.

6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.